Exhibit 99.1

Li Bang International Announces Receives Nasdaq Notification Regarding Minimum Bid Price Deficiency

JIANGYIN, China, November 12, 2025 /PRNewswire/ -- Li Bang International Corporation Inc. (“Li Bang International”) and its subsidiaries (collectively, the “Company,” “we,” “us,” “our company,” or “Li Bang”) (Nasdaq: LBGJ), a company engaged in designing, developing, producing, and selling stainless steel commercial kitchen equipment in China, today announced that the Company received a notice (the “Notice”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”) on November 7, 2025, notifying the Company that, for the last 31 consecutive business days, the bid price for the Company’s listed securities had closed below the minimum $1.00 per share requirement for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2) (the “Minimum Bid Price Requirement”).

The Notice has no immediate effect on the listing or trading of the Company’s securities, which will continue to trade on the Nasdaq Capital Market under the symbol “LBGJ.”

In accordance with Nasdaq Listing Rule 5810(c)(3)(A), the Company has been provided a compliance period of 180 calendar days, or until May 6, 2026 (the “Compliance Period”), to regain compliance with the Minimum Bid Price Requirement. If at any time prior to May 6, 2026 the bid price of the Company’s security closes at $1.00 per share or more for a minimum of 10 consecutive business days, the Staff will provide written confirmation that the Company has achieved compliance.

If the Company does not regain compliance by the end of the Compliance Period, the Company may be eligible for an additional 180 calendar day compliance period, provided that the Company meets the continued listing requirement for market value of publicly held shares and all other initial listing standards for the Nasdaq Capital Market (except for the bid price requirement), and provides written notice to Nasdaq of its intent to cure the deficiency during the second compliance period.

The Company intends to monitor the closing bid price of its securities and will consider all available options to regain compliance with the Minimum Bid Price Requirement within the compliance period.

About Li Bang International Corporation Inc.

Li Bang International Corporation Inc. (Nasdaq: LBGJ) specializes in the development, production, and sale of stainless-steel commercial kitchen equipment under its own “Li Bang” brand in China. In addition to its product offerings, the Company provides comprehensive services from early-stage design of commercial kitchen appliances to equipment installation and after-sales maintenance. Committed to innovation and high-quality, the Company uses modern production facilities and mature procedures and strives to become a first-class commercial kitchen appliance manufacturer in China. The Company’s long-term vision is to establish itself as a household name, synonymous with the products it manufactures. For more information, please visit the company’s website at https://ir.libangco.cn.

Forward Looking Statements

Certain statements in this announcement constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s current expectations and projections about future events that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may”, “could”, “will”, “should”, “would”, “expect”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “project” or “continue” or the negative of these terms or other comparable terminology. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s financial results filings with the U.S. Securities and Exchange Commission.

CONTACTS

Li Bang International Corporation Inc.

Investor Relations Department

Email: guanli@libangco.cn

WFS Investor Relations

Email: services@wealthfsllc.com

Phone: +1 628 283 9214